UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAM SOFTWARE GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

55277Q201
(CUSIP Number)

W. Austin Lewis IV

C/O LEWIS ASSET MANAGEMENT CORP.

500 5th Avenue

Suite 2240

New York, NY 10110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55277Q201	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) W. Austin Lewis IV Lewis Asset Management Corp. Lewis Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) W. Austin Lewis IV – WC Lewis Asset Management Corp. - N/A Lewis Opportunity Fund, LP - WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION W. Austin Lewis IV – U.S. Citizen Lewis Asset Management Corp. – Delaware Lewis Opportunity Fund, LP – Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,992,913
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,992,913
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON W. Austin Lewis IV – 653,819 Lewis Asset Management Corp. – N/A Lewis Opportunity Fund, LP – 1,339,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.83%
14	TYPE OF REPORTING PERSON (See Instructions) W. Austin Lewis IV – OO Lewis Asset Management Corp. – N/A Lewis Opportunity Fund, LP – OO

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MAM Software, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at Maple Park, Maple Court Barnsley, UK S75 3DP 011 44 1244 311794

Item 2. Identity and Background

(a)	This statement is filed by W. Austin Lewis IV, on behalf of himself and the entities listed in Item 1 in the table above. Each of the foregoing is referred to as a “Reporting Person.”

Mr. Lewis has the sole voting and sole dispositive power with respect to the shares of Common Stock held by all of the entities listed in item 1 in the table above. By virtue of ownership, Mr. Lewis may be deemed to beneficially own the shares of Common Stock owned by each of the Reporting Persons. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is 500 5th Avenue, Suite 2240, New York, NY 10110.

(c)	Mr. Lewis currently serves as Principal of Lewis Asset Management Corp. and the General Partner of Lewis Opportunity Fund, LP. Accordingly, Mr. Lewis is deemed to be the beneficial owner of the shares owned by Lewis Opportunity Fund, LP and by Lewis Asset Management Corp.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future.

(f)	Mr. Lewis is a citizen of the United States of America. The entities mentioned in item 1 in the table above were organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the Common Stock was fund capital of the entities listed in Item 1 in the table above.

Item 4. Purpose of the Transaction

The Reporting Persons have no current plans or proposals which, other than as expressly set forth below, would relate to or would result in any of the actions set forth in paragraphs (a) through (j) to Item 4 of Schedule 13D. To the extent permitted by law, the Reporting Persons may seek to engage in discussions with other shareholders and/or with management and the board of directors of the Issuer concerning the business, operations, or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own in the aggregate 1,992,913 shares of Common Stock, which represents approximately 13.83% of the Company’s outstanding shares of Common Stock. The Reporting Persons directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 14,404,149 shares of Common Stock reported by the Company as outstanding as of May 6, 2014 in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014.

(b)	Mr. Lewis has sole voting power and sole dispositive power with respect to all of the shares of Common Stock held by the Reporting Persons.

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Materials to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1 Joint Filing Agreement, dated May 28, 2014 by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2014

W. Austin Lewis IV

By: /s/ W. Austin Lewis IV

Lewis Asset Management Corp.

By: /s/ W. Austin Lewis IV
W. Austin Lewis IV
Principal

Lewis Opportunity Fund, LP

By: /s/ W. Austin Lewis IV
W. Austin Lewis IV
General Partner